UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STEN Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85916A  10  1

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916A 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey A. Zinnecker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 99,898

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 99,898

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,898

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is STEN Corporation.
	(b)	Address of Issuer’s Principal Executive Offices 10275 Wayzata Blvd S, Suite 310 Minnetonka, MN 55305

Item 2.
	(a)	Name of Person Filing Jeffrey A. Zinnecker
	(b)	Address of Principal Business Office or, if none, Residence 3841 205th Lane NW Oak Grove, Minnesota 55303
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 85916A 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:   As of December 31, 2005, Mr. Zinnecker holds 63,411 shares of common stock of STEN Corporation and options exercisable within 60 days of December 31, 2005 to purchase an additional 25,887 shares of common stock.  Additionally, Zinncorp, Inc. holds 10,600 shares of common stock of STEN Corporation.  Mr. Zinnecker, as the president and sole shareholder of Zinncorp, Inc., may be deemed to be the beneficial owner of the 10,600 shares of common stock held by Zinncorp, Inc.

	(b)	Percent of class: 4.6% based upon 2,128,727 shares outstanding as of December 22, 2005 as reported in the STEN Corporation Annual Report on Form 10-KSB for the year ended September 30, 2005.

(c) Number of shares as to which the person Mr. Zinnecker has:
(i) Sole power to vote or to direct the vote 99,898 (includes options to purchase 25,887 shares of common stock)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 99,898 (includes options to purchase 25,887 shares of common stock)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2006
Date
/s/ Jeffrey A. Zinnecker
Signature
Jeffrey A. Zinnecker
Name/Title